# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 05/03/2026
Amends the filing with accession number 0001140361-24-002515
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna St, 801 Al Dafna Zone 61, Doha, Qatar (S3), 23224, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 87,659,000; shared voting power 0; sole dispositive power 87,659,000; shared dispositive power 0; aggregate amount beneficially owned 87,659,000 (16.7% of the class)
  Comment: * Based on 523,342,918 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") issued and outstanding as of March 17, 2026 as set forth on Schedule 14A filed by the Issuer with the Securities and Exchange Commission (the "SEC") on April 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $ 0.0001 per share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Amendment No. 1 to the Schedule 13D (the "Amendment No. 1") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025 (the "Schedule 13D"). Except as amended and supplemented by the Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No.1 is being filed to reflect the entry into a Voting and Support Agreement dated May 3, 2026 (the "Voting and Support Agreement") by QIA Retail Holding LLC ("QIA Retail"), a wholly-owned subsidiary of the Reporting Person, with the Issuer, Gaia Purchaser, Inc., a Delaware corporation ("Parent"), and Gaia Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), with respect to the shares of Class A Common Stock held of record by QIA Retail.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented and amended to add the following information:

Merger Agreement

On May 2, 2026, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Merger Sub, pursuant to which the Issuer is to be acquired by Long Lake Management Holdings, Inc. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Issuer surviving as a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than any shares of Class A Common Stock held by the Issuer as treasury stock, owned by Parent or any of its subsidiaries (including Merger Sub), unvested pursuant to a side letter with the Issuer, pursuant to which appraisal rights have been properly exercised and perfected (and not withdrawn or lost) in accordance with Section 262 of the DGCL, and, if applicable, any shares of Class A Common Stock held by any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) or of the Issuer that are converted in the manner set forth in the Merger Agreement) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50, without interest thereon (the "Per Share Price"), as more fully described in the Form 8-K filed by the Issuer with the SEC on May 4, 2026. Neither the Reporting Person nor QIA Retail is party to the Merger Agreement.

Voting and Support Agreement

In connection with the execution of the Merger Agreement, QIA Retail, the Issuer, Parent and Merger Sub have entered into the Voting and Support Agreement. On the terms and subject to the conditions set forth in the Voting and Support Agreement, QIA Retail has agreed to vote all shares of Class A Common Stock over which it has voting power (representing, in the aggregate approximately, 16.7% of the Issuer's total outstanding voting power as of May 3, 2026) (A) in favor of (i) the adoption of the Merger Agreement, approval of the Merger and related transactions, (ii) any adjournment or postponement requested by the Issuer or Parent, (iii) any amendment to the Merger Agreement that is not an adverse amendment (i.e., one that decreases the per share price, changes its form, or is materially adverse to QIA Retail), and (iv) any other proposal necessary or desirable to consummate the Merger, and (B) against (i) any competing acquisition proposal, (ii) any action likely to cause a breach of the Merger Agreement or the Voting and Support Agreement, (iii) any action that could prevent closing conditions of the Merger from being satisfied, and (iv) any action that could delay or impede the Merger. However, if the board of directors of the Issuer changes its recommendation for the Merger due to an intervening event, QIA Retail is only required to vote a pro rata portion of its shares equal to 35% of the Issuer's total outstanding voting power (calculated proportionally among all stockholders who signed voting and support agreements with the Issuer, Parent and Merger sub).

Prior to the termination date of the Voting and Support Agreement, QIA Retail may not transfer or otherwise dispose of any shares of Class A Common Stock, enter into any related contract or arrangement, grant proxies, deposit shares into a voting trust, or take any other action that would impede the consummation of the Merger, with the exception of certain permitted transfers to controlled affiliates, provided the transferee executes a joinder agreement binding them to the terms of the Voting and Support Agreement. The Voting and Support Agreement also restricts QIA Retail and its controlled affiliates from taking any action that the Issuer or its subsidiaries would be prohibited from taking under the non-solicitation provisions of the Merger Agreement, subject to certain exceptions.

The Voting and Support Agreement, and QIA Retail's obligations to vote in favor of the adoption of the Merger Agreement, will terminate automatically upon the earliest of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) any amendment to the Merger Agreement that is adverse to QIA Retail in certain respects, as further set forth in the Voting and Support Agreement, (iv) written consent of the parties thereto, or (v) November 1, 2026 (or February 1, 2027, if the Merger Agreement's termination date is extended to such date).

The foregoing description of the Voting and Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as Exhibit 1 to this Amendment and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented and amended as follows:

The Reporting Person has sole voting and dispositive power over 87,659,000 Class A Common Stock, representing 16.7% of the outstanding Class A Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 87,659,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 87,659,000

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference Item 4 of this Amendment No.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Voting and Support Agreement, dated as of May 3, 2026, by and among the Issuer, QIA Retail, Parent and Merger Sub.

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Head of Compliance (05/04/2026)